U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1.   Name and Address of Reporting Person*

     NBT Bancorp Inc.
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   (Last)                            (First)              (Middle)

     52 South Broad Street
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                                    (Street)

     Norwich      New York             13815
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

     April 19, 2000
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     16-1268674
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     BSB  Bancorp, Inc. (Nasdaq National Market: BSBN)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

N/A
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

   Stock Option           *          *              Common stock,  2,041,052          $18.50                D                 N/A
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                                                    par value $0.01
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                                                    per share
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
Explanation of Responses:

   *     In  connection  with the  Agreement  and Plan of  Merger  (the  "Merger
         Agreement"), dated April 19, 2000 whereby BSB Bancorp, Inc. ("BSB") will merge with NBT Bancorp Inc. ("NBT"), BSB has granted NBT an option to purchase up to 19.9% of the total number of BSB shares of common stock outstanding as of the first date that the Option becomes exercisable. On March 31, 2000, BSB had a total of 10,256,545 Shares issued and outstanding; had the Option been exercisable on that date, 2,041,052 shares of BSB's common stock would have been issuable under the Option. The option is exercisable only in the event of certain circumstances involving transactions with third parties, acts of third parties, or break-up of the Merger Agreement. If the option were exercised in full, NBT would own 16.6% of BSB's then outstanding common stock. NBT disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that NBT is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.



          /s/ Daryl R. Forsythe                               April 27, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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